LI-CYCLE HOLDINGS CORP. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations (“MD&A”) is dated February 6, 2023 and provides information which the management of Li-Cycle Holdings Corp. (“Li-Cycle” or the “Company”) believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Li-Cycle for the year ended October 31, 2022 and 2021. This MD&A should be read together with Li-Cycle’s audited historical consolidated financial statements and related notes. In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth under the section entitled “Key Factors Affecting Li-Cycle’s Performance” and under “Item 3. Key Information—D. Risk Factors” included in the annual report on Form 20-F for the year ended October 31, 2022 (the “Annual Report”). References in this section to the “Company”, or “Li-Cycle” refer to Li-Cycle Corp. and its subsidiaries prior to the consummation of the business combination it completed with Peridot Acquisition Corp. on August 10, 2021 (the “Business Combination”), and to Li-Cycle Holdings Corp. and its subsidiaries subsequent to the Business Combination, unless the context otherwise requires or indicates otherwise.

Li-Cycle’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except as otherwise indicated. Li-Cycle conducts business through one operating segment. For more information about Li-Cycle’s significant accounting policies, refer to Note 2 in the accompanying consolidated financial statements of Li-Cycle for the year ended October 31, 2022.

Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have in all cases been calculated on the basis of the amounts prior to rounding. For this reason, percentage amounts may vary slightly from those obtained by performing the same calculations using the figures in Li-Cycle’s financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.

On December 21, 2022, Li-Cycle announced that it would be changing its financial year end from October 31 to December 31. This change is being made to better align Li-Cycle’s financial reporting calendar with peer companies. As a result, by March 31, 2023, Li-Cycle will file a transition report on Form 20-F that will provide financial statements for the two-month period from November 1, 2022 through December 31, 2022. Li-Cycle’s next financial year will cover the period from January 1, 2023 to December 31, 2023.

Company Overview
Li-Cycle is an industry leader in lithium-ion battery (“LIB”) resource recovery and the leading LIB recycler in North America. When Li-Cycle refers to itself as the leading LIB recycler in North America, it is referring to its status based on installed permitted capacity for LIB recycling measured in tonnes per year. The Company’s proprietary “Spoke & Hub” recycling and resource recovery process is designed (a) at its Spokes, to process battery manufacturing scrap and end-of-life batteries to produce “black mass” and other intermediate products, and (b) at its Hubs, to process black mass to produce battery grade materials, including nickel sulphate, cobalt sulphate, and lithium carbonate. In 2022, the Company started production of certain products analogous to black mass that have a similar metal content, and, as a result, the Company now tracks its production using a unit of measure called black mass and black mass equivalents (“Black Mass & Equivalents” or “BM&E”). Li-Cycle has a market-leading position in North America through its four operational Spokes in Kingston, Ontario (the “Ontario Spoke”), Rochester, New York (the “New York Spoke”), Gilbert, Arizona (the “Arizona Spoke”) and Tuscaloosa, Alabama (the “Alabama Spoke”). The Company is currently developing its first commercial-scale Hub in Rochester, New York (the “Rochester Hub”). Li-Cycle is also developing new Spokes in Europe, including in Magdeburg, Germany (the “Germany Spoke”), which is expected to start operations in 2023, and in Moss, Norway (the “Norway Spoke”). Refer to the section entitled “Operational Updates” for additional details.

Until 2020, Li-Cycle was a development stage company with no commercial revenues. For the twelve months ended October 31, 2022, Li-Cycle’s revenue, net loss, and Adjusted EBITDA1 loss were $13.4 million, $53.7 million, and $100.7 million, respectively.

To date, Li-Cycle has financed its operations primarily through: (i) proceeds received in connection with the Business Combination; and (ii) private placements of Li-Cycle securities (including convertible notes and subscriptions). Refer to the section entitled “Liquidity and Capital Resources” for definitions and additional details.

The Business Combination

On August 10, 2021, Li-Cycle Corp., Li-Cycle Holdings Corp. (a wholly-owned subsidiary of Li-Cycle prior to the Business Combination) (“Old Li-Cycle Holdings”) and Peridot Acquisition Corp. (“Peridot”) completed their previously announced Business Combination.

Pursuant to the terms of the Business Combination, on the closing date of the Business Combination, (i) Peridot and Old Li-Cycle Holdings amalgamated (the “Amalgamation”), and in connection therewith, the Class A common shares and warrants to purchase Class A common shares of Peridot converted into an equivalent number of shares and warrants of the amalgamated entity, Li-Cycle Holdings Corp., and the common share in Old Li-Cycle Holdings held by Li-Cycle was exchanged for a share of Li-Cycle Holdings Corp.; (ii) the share of Li-Cycle Holdings Corp. held by Li-Cycle was purchased for cancellation by Li-Cycle Holdings Corp. for cash equal to the subscription price for the common share in Old Li-Cycle Holdings for which such share was exchanged pursuant to the Amalgamation; (iii) the preferred shares of Li-Cycle converted into common shares of Li-Cycle; and (iv) Li-Cycle Holdings Corp. acquired all of the issued and outstanding common shares of Li-Cycle from Li-Cycle’s shareholders (including Li-Cycle common shares issued upon exercise, cancellation, exchange or settlement of all issued and outstanding equity awards (whether vested or unvested), including pursuant to the Business Combination, but excluding any equity awards that were cancelled and exchanged for equity awards of Li-Cycle Holdings Corp. and remained outstanding on the day following the closing date of the Business Combination) in exchange for common shares of Li-Cycle Holdings Corp. Pursuant to the Business Combination, Li-Cycle Corp. became a wholly-owned subsidiary of Li-Cycle Holdings Corp.

Upon the closing of the Business Combination and a concurrent $315.5 million private placement of common shares (the “PIPE Financing”), the combined company received $581.9 million of gross transaction proceeds, before deduction of $29.6 million of Peridot’s transaction costs and $27.0 million of Li-Cycle’s transaction costs.

Comparability of Financial Information

Li-Cycle’s future results of operations and financial position may not be comparable to historical results as a result of the Business Combination and the factors described below, among other things.

Li-Cycle included certain projected financial information in the proxy statement/prospectus on Form F-4 dated July 15, 2021 and filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination (as amended, the “Proxy/Registration Statement”), which information was also incorporated by reference in Li-Cycle’s non-offering final prospectus dated August 10, 2021 filed with the Ontario Securities Commission (the “Canadian Prospectus”) and Shell Company Report on Form 20-F filed with the SEC.

As a result of the developments described below, the assumptions underlying the projected financial information included in the Proxy/Registration Statement and the Canadian Prospectus, including a number of assumptions regarding capital expenditures and the timing of the roll-out of new operational facilities, no longer reflect a reasonable basis on which to project the Company’s future results, and therefore those projections should not be relied on as indicative of future results. Demand for LIB recycling has continued to exceed its internal projections and, in order to meet this growing demand, the Company decided to increase and accelerate its investment in the build-out of its recycling capacity in certain respects. For example, since the date of effectiveness of the Proxy/Registration Statement and the date of the Canadian Prospectus, respectively, the Company has, among
1Adjusted EBITDA is a non-IFRS financial measure and does not have a standardized meaning under IFRS. Refer to the section entitled “Non-IFRS Measures” in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

other things, opened the Arizona Spoke and Alabama Spokes, and announced the development of other Spoke projects, increasing its processing capacity beyond that of the Company’s previous plans and projections. Li-Cycle has also announced the increase of expected processing capacity and development costs at its Rochester Hub. The Company’s actual results could differ substantially from the projected financial information contained in the Proxy/Registration Statement and the Canadian Prospectus.

Key Highlights and Strategic Priorities

Highlights for the year ended October 31, 2022

•Strengthened balance sheet with $250 million in investment proceeds – Li-Cycle raised $200.0 million through a convertible note issued to Glencore Ltd. (“Glencore”) (the “Glencore Convertible Note”) and $50.0 million through an equity investment from LG Chem, Ltd. (“LGC”) and LG Energy Solution, Ltd. (“LGES”), in addition to the $100.0 million raised in fiscal 2021 from the KSP Convertible Note (as defined below under Debt Obligations - KSP Convertible Notes). Refer to the section entitled “Liquidity and Capital Resources” for further details on financing received in fiscal 2022;

•Advancement of the Rochester Hub, expected to be the first hydrometallurgical battery resource recovery facility in North America – Li-Cycle has made significant progress on the construction and development of the Rochester Hub to date, including the achievement of key engineering, permitting, procurement and construction milestones and is on track to initiate commissioning in stages in late calendar 2023. Refer to the section entitled “Operational Updates” for further details;

•Strategic long-term commercial agreements – In fiscal 2022, Li-Cycle entered into long-term commercial agreements with strategic global participants in the battery materials supply chain. Offtake agreements for a portion of the nickel sulphate to be produced by the Rochester Hub were signed in April 2022 with LGC and LGES. Several long-term commercial agreements with Glencore. were signed in May 2022, including to secure the supply of LIB and black mass, as well as for offtake of certain production from the Rochester Hub and future Hubs;

•Continued development and expansion of Spoke network in North America – Li-Cycle operationalized the Arizona Spoke and the Alabama Spoke, and added ancillary processing lines at its Arizona and New York Spokes, increasing total North American capacity to more than 50,000 tonnes of LIB input per year from 18,000 tonnes in 2021. Refer to the section entitled “Operational Updates” for additional details on Spoke capacity. The Company produced approximately 4,023 tonnes of Black Mass & Equivalents for the year ended October 31, 2022, exceeding the revised annual guidance of 3,500 - 3,800 tonnes.

Objectives and focus for the year ending December 31, 2023

•Capitalizing on strong secular market and government policy – The U.S. Inflation Reduction Act of 2022 favors the development of a domestic electric vehicle (“EV”) supply chain which will help the Company as a U.S. domestic operator. In addition, growing mega-factory investments in North America and globally are expected to drive significant increases in the Company's total addressable market;

•Advancing first mover roll-out of the Spoke & Hub network in North America and Europe – The Rochester Hub is on track to commence commissioning in stages in late calendar 2023. The Company is also scheduled to open its first European Spoke in calendar 2023. The Company expects to continue to add key commercial contracts underpinning its investments in both North America and Europe;

•Funding flexibility and building further balance sheet strength - The Company intends to pursue potential debt financing options from both traditional and government sources in support of future growth;

•Optimizing European asset rollout plan – Li-Cycle is redirecting 10,000 tonnes of the planned Norway Spoke processing capacity to Germany, to meet customer demand and increase operational efficiencies. The Germany Spoke will now have total capacity of 30,000 tonnes of LIB input per year including a second main line with capacity to process 10,000 tonnes of LIB per year and ancillary processing. Design work for the Germany Spoke and warehouse building have been completed. Construction is on track for both main lines of the Germany Spoke being commissioned in the second half of calendar 2023. Refer to the section entitled “Operational Updates” for additional details on the Company’s Spoke network rollout plan;

•Maximizing significant lithium value within black mass – The lithium content within the Black Mass & Equivalents has no payable value under the Company’s current third-party sales contracts. To unlock that value, which has increased in the current market context, Li-Cycle is planning to gradually shift to a strategy of retaining BM&E production for future internal use as feedstock at the Rochester Hub, which is on track to commence commissioning in stages in late calendar 2023. The Rochester Hub will produce battery grade lithium carbonate, among other battery grade materials, from the Company’s BM&E feedstock and the sale of these finished products is expected to unlock the additional metal value contained within the Company’s BM&E.

Select Financial Information

$ millions, except for per share data, for the year ended October 31,	2022	2021	2020
Revenue	$13.4	$7.3	$0.8
Loss from operations	(111.2)	(31.9)	(9.2)
Net loss	(53.7)	(226.6)	(9.4)
Loss per common share - basic and diluted	(0.31)	(2.06)	(0.11)

Total assets	$882.3	$665.2	$12.2
Total non-current financial liabilities	335.5	209.9	4.1

Financial Results

	Three months ended			Twelve months ended
	October 31,			October 31,
$ millions, except per share data	2022	2021	Change	2022	2021	Change
Financial highlights
Revenues	$3.0	$4.4	$(1.4)	$13.4	$7.3	$6.1
Operating expenses	(39.4)	(18.5)	(20.9)	(124.6)	(39.2)	(85.4)
Other income (expense)	2.5	(190.8)	193.3	57.5	(194.7)	252.2
Net loss	(33.9)	(204.9)	171.0	(53.7)	(226.6)	172.9
Net loss attributable to the Shareholders of Li-Cycle Holdings Corp.	(33.9)	(204.9)	171.0	(53.6)	(226.6)	173.0
Adjusted EBITDA	(32.6)	(11.7)	(20.9)	(100.7)	(26.2)	(74.5)
Loss per common share - basic and diluted	$(0.19)	$(1.31)	$1.12	$(0.31)	$(2.06)	$1.75

Cash
Cash balance	$578.3	$596.9	$(18.6)	$578.3	$596.9	$(18.6)
Cash used in operating activities	(8.9)	(8.0)	(0.9)	(72.6)	(24.6)	(48.0)

Revenue
Li-Cycle recognizes revenue from: (i) sales of intermediate products from Li-Cycle’s Spokes, being Black Mass & Equivalents, and shredded metal; and (ii) providing services relating to recycling of LIB, which includes coordination of logistics and destruction of batteries. Sales of intermediate products are presented net of fair value losses recognized in the period. Refer to the section entitled “Significant Accounting Policies and Critical Estimates” for additional details on the Company’s revenue recognition policy.

	Three months ended October 31,		Twelve months ended October 31,
$ millions, except sales volume	2022	2021	2022	2021
Product revenue recognized in the period	$3.1	$4.0	$14.3	$6.1
Recycling service revenue recognized in the period	0.4	0.1	1.3	0.4
Revenue before FMV adjustments	3.5	4.1	15.6	6.5
Fair value pricing adjustments	(0.5)	0.3	(2.2)	0.8
Revenue	$3.0	$4.4	$13.4	$7.3

Tonnes of Black Mass & Equivalents sold	1,302	1,092	3,679	1,824

For the three and twelve months ended October 31, 2022, revenues were $3.0 and $13.4 million, respectively, compared to $4.4 million and $7.3 million in the corresponding periods of 2021. The Company’s revenues are impacted by market prices of certain constituent metals contained in its products, notably cobalt and nickel. The primary driver for the decrease in revenue for the three months ended October 31, 2022 and the change in fair value pricing adjustments for the same period was a decrease in commodity prices for cobalt, offset by a small increase in nickel prices. Sales of Black Mass & Equivalents were 1,302 tonnes and 3,679 tonnes, respectively, in the three and twelve months ended October 31, 2022, compared to 1,092 tonnes and 1,824 tonnes in the corresponding period of 2021. The increase in product revenue for the year was primarily attributable to increased production of BM&E, directly related to the ramp up of operations at the Company’s Spoke facilities. The ramp up of operations included the Arizona Spoke, which came on line in the second half of the fiscal year, and the Alabama Spoke, which came on line in October 2022.

The following table sets out the period end and annual average commodity prices for cobalt and nickel:

	Market price per tonne			Average market price per tonne
	As at October 31,			Twelve months ended October 31,
	2022	2021	2020	2022	2021
Cobalt	$53,462	$60,407	$32,500	$70,328	$47,009
Nickel	21,710	19,300	15,256	24,413	18,030

As of October 31, 2022, 4,202 metric tonnes of Black Mass & Equivalents are subject to fair value pricing adjustments. This amount will continue to grow as sales volume increases. The table below shows the expected settlement dates for the metric tonnes of BM&E subject to fair value price adjustments by quarter for the last twelve months:

	Expected settlement dates for metric tonnes subject to fair value pricing adjustments
	October 31, 2022	July 31, 2022	April 30, 2022	January 31, 2022	October 31, 2021
271+ days	1,816	1,559	1,358	1,088	1,072
181-270 days	1,178	678	530	344	78
91-180 days	678	530	344	270	376
1-90 days	530	445	367	394	212
Total metric tonnes	4,202	3,212	2,599	2,096	1,738

Operating expenses

Primary expense categories for Li-Cycle include employee salaries and benefits and share-based compensation (together, “personnel costs”), office, administrative and travel, professional fees (which include consulting and other advisor fees), raw materials and supplies, depreciation, and plant facilities. Personnel expenses are presented net of any employee and share based compensation capitalized to assets under construction.

For the three and twelve months ended October 31, 2022, operating expenses increased by $20.9 million and $85.4 million, respectively, compared to the corresponding periods of 2021. The main drivers of the increases in the three and twelve months ended October 31, 2022 compared with the corresponding periods in 2021 were increases in personnel costs ($4.7 million and $38.0 million) related to the addition of corporate, operational, and engineering personnel as Li-Cycle continued to expand its Spoke operations, increases in office, administrative, and travel costs ($3.5 million and $13.8 million) which were driven by additional insurance costs and coverage, increased levels of travel reflecting the Company’s expanding global footprint and a return to pre-pandemic frequency of travel, and ongoing implementation costs for an enterprise resource planning system, and increases in raw materials and supplies ($7.4 million and $12.2 million) which were primarily driven by increased volume of production in the period as a result of additional processing capacity in the Spoke network coupled with higher average material costs in the three and twelve months ended October 31, 2022. Inventory costs (inclusive of raw materials and conversion costs) exceeded the net realizable value (“NRV”) of Black Mass & Equivalents, leading to inventory write downs of $3.8 million and $4.8 million, respectively, in the three and twelve months ended October 31, 2022, compared to $0.5 million and $0.6 million in the prior year. The NRV of BM&E inventory is based on cobalt and nickel content with no value assigned to lithium. The increased level of professional fees, plant facilities and depreciation relate to the execution of the Company’s growth plans including the impact of additional Company operating sites compared to the corresponding periods of 2021.

Other income (expense)

Other income (expense) consists of interest income, foreign exchange gain or loss and interest expense (together, “Interest expense and other costs”), and fair value gain (loss) on financial instruments. Interest expense represents interest paid in kind, actual cash interest costs incurred and any accrued interest payable at a future date, net of interest costs capitalized for qualifying assets if they are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.

For the three and twelve months ended October 31, 2022, other income increased by $193.3 million and $252.2 million, respectively, compared to the corresponding periods of 2021. The main drivers of the increases compared with the corresponding periods in 2021 were due to losses in the prior year on the transfer of more consideration than the fair value of assets acquired and liabilities assumed in the Business Combination ($152.7 million and $152.7 million), fair value gains on financial instruments ($41.0 million and $105.8 million), and interest income ($4.3 million and $6.9 million), partly offset by an increase in interest expense and other costs ($4.7 million and $13.2 million). The decrease in fair value over consideration transferred relates to the one time nature of the Business Combination in the last fiscal quarter of 2021 which resulted in a loss of $152.7 million. The increases in fair value gains were primarily driven by fair value revaluations of the conversion feature of convertible debt and warrants. The increase in interest expense was due to interest accrued on the Company’s convertible debt, comprised of the KSP Convertible Note and the Glencore Convertible Note. The increase reflects interest related to the Glencore Convertible Note, which was issued in May 2022 and a full year of interest for the KSP Convertible Note, compared to two months of interest for the Initial KSP Convertible Note in the corresponding periods of 2021. Refer to the section entitled “Liquidity and Capital Resources” for further details on the Company’s convertible debt. Netted in the above expenses were $1.8 million and $5.2 million of interest costs which were capitalized in the three and twelve months ended October 31, 2022 related to borrowings directly attributable to qualifying Rochester Hub assets (2021: $nil). The increase in interest income reflect interest earned on short-term cash deposits.

Net profit (loss) and Adjusted EBITDA

Net loss was $33.9 million and $53.7 million in the three and twelve months ended October 31, 2022, compared to a net loss of $204.9 million and $226.6 million in the three and twelve months ended October 31, 2021. Net loss for the three and twelve months ended October 31, 2022 were driven by the factors discussed above. In addition, the results for the three and twelve months ended October 31, 2021 included a $152.7 million loss related to the excess of fair value over consideration transferred in relation to the Business Combination. Adjusted EBITDA loss was $32.6 million and $100.7 million in the three and twelve months ended October 31, 2022, compared to $11.7 million and $26.2 million in the corresponding periods of 2021. The primary difference between Adjusted EBITDA and net loss for the year is the exclusion of fair value gains on financial instruments. A reconciliation of Adjusted EBITDA loss to Net profit (loss) is provided in the section “Non-IFRS Measures” below.

Cash and cash equivalents

Cash and cash equivalents were $578.3 million as at October 31, 2022 compared to $596.9 million as at October 31, 2021. The Company raised a total of $250.0 million in funding during the year from the Glencore Convertible Note issued on May 31, 2022, and the equity investment from LGC and LGES on May 11, 2022. The

Company incurred capital expenditure of $190.1 million in the year, primarily comprising purchases of equipment and construction materials for the Rochester Hub, the Arizona Spoke and the Alabama Spoke in addition to outflows for ongoing operating expenses. Refer to the section entitled “Liquidity and Capital Resources” for further details of the Company’s cash flows.

Cash flows used in operational activities

For the three and twelve months ended October 31, 2022, cash flows used by operating activities were approximately $8.9 million and $72.6 million, respectively, and were primarily driven by the growth and expansion of Li-Cycle’s operations and commercial footprint and the ramp up of operations with the addition of two operational Spokes in the year.

Operational Updates

	Three months ended			Twelve months ended
	October 31,			October 31,
$ millions, except production data in tonnes	2022	2021	Change	2022	2021	Change
Operational Highlights
Capital Expenditure	$60.4	$9.4	543%	$190.1	$21.4	788%
Production - Black Mass & Equivalents	1,640	811	102%	4,023	1,880	114%

Capital expenditure

Capital Expenditures for the three and twelve months ended October 31, 2022 were $60.4 million and $190.1 million, respectively, compared to $9.4 million and $21.4 million in the three and twelve months ended October 31, 2021. Capital expenditures for the three and twelve months ended October 31, 2022 were primarily driven by purchases of equipment and construction materials for the Rochester Hub of $49.6 million and $140.8 million, respectively. Capital spend for detailed engineering, equipment and installation and facility related expenditures for the Company’s Spokes for the three and twelve months ended October 31, 2022 were $10.8 million and $49.3 million, respectively, and include the Arizona and Alabama Spoke as well as other Spoke projects in development.

Included in the capital expenditures for the three and twelve months ended October 31, 2022 are $3.7 million and $6.8 million, respectively, in personnel costs, which were capitalized to assets under construction as they are costs that are directly attributable to bringing the Company's Rochester Hub and Spoke development projects to a condition and location necessary for the assets to be capable of operating in the manner intended by management (2021: $nil).

Production – Black mass & equivalents

The Company produced 1,640 tonnes and 4,023 tonnes of Black Mass & Equivalents in the three and twelve months ended October 31, 2022, compared to 811 tonnes and 1,880 tonnes in the three and twelve months ended October 31, 2021. The Company’s production for the twelve months ended October 31, 2022 exceeded the revised annual guidance of 3,500 - 3,800 tonnes. The increase in production of BM&E was primarily attributable to the ramp up of operations at the Company’s Spoke facilities; the Arizona Spoke and the Alabama Spoke came on line in the second half of the fiscal year, and the Alabama Spoke started operations in October 2022, as well as added ancillary processing capacity at the New York Spoke.

Capital Projects

The Company has a major design and build project underway to establish its first Hub and is developing and evolving a network of Spokes.

Rochester Hub

Li-Cycle’s first commercial Hub is currently under construction in Rochester, New York. Li-Cycle’s Spoke facilities in North America will be the primary suppliers of Black Mass & Equivalents feedstock for the Rochester Hub. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities and road/rail networks.

Li-Cycle completed a definitive feasibility study for the Rochester Hub in December 2021. Based on the definitive feasibility study, Li-Cycle expects the Rochester Hub will have nameplate input capacity to process 35,000 tonnes of Black Mass & Equivalents annually (equivalent to approximately 90,000 tonnes or 18 GWh of LIB equivalent feed annually). The facility is expected to have an output capacity of battery grade materials of approximately 42,000 to 48,000 tonnes per annum of nickel sulphate, 7,500 to 8,500 tonnes per annum of lithium carbonate and 6,500 to 7,500 tonnes per annum of cobalt sulphate.

Li-Cycle has engaged Hatch Ltd. as its engineering and procurement contractor for the Rochester Hub. Hatch Ltd. is also providing select construction management services such as onsite field engineering support and overall project scheduling for the project. Li-Cycle has engaged MasTec Inc. as its general contractor. Procurement activities are well advanced and have commenced on all equipment and select construction materials for the Rochester Hub. Site works and construction commenced on the Rochester Hub site in January 2022. The Rochester Hub has made significant progress to date on key engineering, procurement and construction milestones and is expected to initiate commissioning in stages in late calendar 2023.

Li-Cycle has been granted a special use permit for hydrometallurgical facility operations, overall site plan approval, and a special use permit with an area variance for hazardous material storage tanks at the Rochester Hub by the Town of Greece, New York, all subject to certain conditions. Li-Cycle will continue to apply for construction-related building permits from the Town of Greece as plans for specific structures become finalized. Li-Cycle completed the New York State Environmental Quality Review Act process for the Rochester Hub in November 2021. The New York State Department of Environmental Conservation (“NYSDEC”) issued a state facility air permit for the expected emissions from the Rochester Hub in March 2022. A general permit for stormwater discharges from construction activity, and a related stormwater pollution prevention plan that meets criteria set forth by the NYSDEC, is also in place for the Rochester Hub. The remaining anticipated regulatory approvals required to complete and operate the Rochester Hub consist of the granting by the NYSDEC of a general permit for stormwater discharges associated with industrial activity, a chemical bulk storage registration and a petroleum bulk storage registration.

Li-Cycle expects that the Rochester Hub will result in a workforce of approximately 270 employees at its operations.

Spoke Network

Li-Cycle currently has four operational Spokes in North America: the Ontario Spoke, the New York Spoke, the Arizona Spoke and the Alabama Spoke. As of October 31, 2022, both the Arizona Spoke and the Alabama Spoke were in the ramp-up phase. The Company is also continuing to add capacity to its Spoke network with new development and expansions, as described below.

The Company continues to innovate its Spoke technology with each Spoke roll out, incorporating upgrades and improvements from the development of the preceding Spokes. Since the build and installation of the Company’s first Spoke (the “Generation 1” Ontario Spoke in 2020), the Company has significantly evolved its Spoke design. The Ontario Spoke was a stick build format with a single shredder design. The Company's next Spoke facility (the “Generation 2” New York Spoke) was a modular build with increased recovery rates, including added ancillary processing capacity. Both the Arizona Spoke and the Alabama Spoke are “Generation 3” Spokes and incorporates a modular build, multi-stage shredding with capabilities to shred full-pack EV batteries, further increases to recovery rates, and optionality for multiple main lines and flex capacity with ancillary processing.

The table below outlines current available Spoke capacity and additional calendar 2023 expected Spoke capacity, by Spoke location:

		Ancillary Processing
Annual tonnes of material processed	Main Line¹	Dry Shredding²	Powder Processing³	Baling[4]	Total Processing Capacity
Ontario Spoke	5,000	—	—	—	5,000
New York Spoke	5,000	5,000	3,000	5,000	18,000
Arizona Spoke	10,000	5,000	3,000	—	18,000
Alabama Spoke	10,000	—	—	—	10,000
Current available capacity	30,000	10,000	6,000	5,000	51,000
Germany Spoke	20,000	5,000	—	5,000	30,000
2023 expected capacity	50,000	15,000	6,000	10,000	81,000
Notes
¹ Processes materials using Li-Cycle’s patented submerged shredding process or “wet shredding” specifically for battery materials that contain electrolyte and have risk of thermal runaway.
² Processes materials that don’t contain electrolyte with less risk of thermal runaway, such as electrode foils.
³ Processes electrode powders to minimize dusting in downstream processes.
4 Processes electrode foils into formed cubes for optimizing logistics and downstream processing.

Germany Spoke

In 2022, Li-Cycle announced the development of a European Spoke to be based in Magdeburg, Germany, approximately 160 kilometers from Berlin. The Germany Spoke was planned to have an initial recycling capacity of at least 10,000 tonnes (2 GWh equivalent) per year, with the first main line expected to be operational in 2023. To meet customer demand and increase cost efficiencies, Li-Cycle now plans to install a second main line with capacity of 10,000 tonnes (2 GWh equivalent) per year in Germany by the end of calendar 2023. In addition, the Germany Spoke is expected to have capacity of 10,000 tonnes per year for ancillary processing.

Norway Spoke

In 2022, Li-Cycle entered into a joint venture agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS for the purpose of constructing the Norway Spoke. Li-Cycle is the majority owner of Li-Cycle Norway AS, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners. The Norway Spoke will be a Generation 3 Spoke, expected to have a main line recycling capacity of 10,000 tonnes (2 GWh equivalent). The Company has leased a site in Moss, Norway, approximately 60 kilometers from Oslo, for this operation, and the building is currently under construction. To prioritize the expansion plans for the Germany Spoke, the Company will initially use the Norway Spoke as a consolidation and warehouse facility, with the installation of a Generation 3 Spoke line and start of operations at this facility now planned for 2024.

Ohio Spoke

In 2022, Li-Cycle announced the development of the Ohio Spoke on site at the Ultium Cells LLC (“Ultium”) battery cell manufacturing mega-factory in Warren, Ohio. Ultium announced that it would construct a new building for the Ohio Spoke, where Li-Cycle could install and operate its proprietary Spoke technology and equipment. Initial plans for the Ohio Spoke included recycling capacity of 15,000 tonnes (3 GWh equivalent) per year and with operations to commence in 2023. Based on Li-Cycle’s overall Spoke plan, which prioritizes the fastest growing electrification demand centers and prudently directing capital, the Ohio Spoke has been deferred. Li-Cycle does not expect the Ohio Spoke to be operational in 2023.

Other Spoke Updates

Li-Cycle completed and operationalized its new Spokes in Arizona and Alabama in 2022. The costs to construct, commission and commence operations for the Arizona and Alabama Spokes were in total approximately $4.0 million higher than original estimates, due primarily to extended commissioning periods for these facilities, which were the first Generation 3 Spokes. The improvements developed through the commissioning process for these Spokes are expected to benefit the Company’s future Generation 3 Spoke projects.

Li-Cycle completed improvements to its New York Spoke by the end of calendar 2022 including upgrading of the shredder and the addition of baling to supplement ancillary processing capacity. The New York Spoke now has variable capacity of up to 18,000 tonnes per year for processing a range of LIB feedstock types.

Li-Cycle is currently working on plans to develop an expanded Generation 3 Spoke and warehouse facility that will replace its existing Spoke in Kingston, Ontario (the “New Ontario Spoke”). Li-Cycle expects initial site work to commence during 2023. The new Ontario Spoke is currently expected to have a main line recycling capacity of 10,000 tonnes (2 GWh equivalent) of LIB per year.

Capital Expenditure estimates for Rochester Hub and Spoke Network

Li-Cycle estimates that the Rochester Hub will require a total capital investment of approximately $486 million (+/-15%). Costs for the Rochester Hub are tracking within budget. Spend to date on the Rochester Hub totals $154.2 million.

Li-Cycle expects to spend approximately $40.0 million on its Spokes in development in 2023 including the installation of the first and second main lines at the Germany Spoke, further work on the Norway Spoke, and initial work at the new Ontario Spoke location.

Li-Cycle expects to fund its capital projects through a combination of existing liquidity and future fund-raising activities.

Liquidity and Capital Resources
Sources of Liquidity
Li-Cycle intends to meet its currently anticipated capital requirements through cash on hand, cash flow from operations, and additional ongoing fund-raising activities. Li-Cycle has no material debt maturities until September 29, 2026. As at October 31, 2022, the Company had $578.3 million of cash and cash equivalents on hand and convertible debt of $288.5 million.

The Company’s primary need for liquidity is to fund working capital requirements of its business, capital expenditures related to the development and construction of its Rochester Hub and new Spoke facilities, and general corporate purposes. The Company’s primary source of liquidity is the funds raised from the Business Combination, the PIPE Financing, the KSP Convertible Note financing, the LGC and LGES share subscription and the Glencore Convertible Note financing.

Li-Cycle’s capital and operating expenditures have increased, and it expects that they will continue to increase, in connection with its ongoing activities and growth, as the Company: completes the development and construction of the Rochester Hub; progresses the development of the Spoke network; develops additional Hubs, including through joint ventures or other contractual arrangements; continues to invest in its technology, R&D efforts and the expansion of its intellectual property portfolio; obtains, maintains and improves its operational, financial and management information systems; hires additional personnel; and operates as a public company.

The Company’s ability to fund its capital and operating expenditures, make scheduled debt payments and repay or refinance indebtedness depends on its future operating performance and cash flows, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond its control. Over the short to mid-term, Li-Cycle expects it will need to secure additional equity and debt financing to fund its growth strategy. Additional funds may not be available when the Company needs them on terms that are acceptable to the Company, or at all.

Cash Flows Summary
Presented below is a summary of Li-Cycle’s operating, investing, and financing cash flows for the periods indicated:

	Three months ended		Twelve months ended
	October 31,		October 31,
$ millions	2022	2021	2022	2021
Cash flows used in operating activities	$(8.9)	$(8.0)	$(72.6)	$(24.6)
Cash flows used in investing activities	(60.4)	(9.4)	(190.1)	(21.4)
Cash flows from financing activities	(1.4)	611.9	244.1	642.2
Net change in cash	$(70.7)	$594.5	$(18.6)	$596.2

Cash Flows Used in Operating Activities

For the three and twelve months ended October 31, 2022, cash flows used by operating activities were approximately $8.9 million and $72.6 million, respectively, primarily driven by the growth and expansion of Li-Cycle’s operations and commercial footprint. The increases in the cash flows used in operating activities were driven by an increase in raw material costs, as well as increased other operating expenses including personnel costs. The increase also reflects the addition of two operational Spokes in the three and twelve months ended October 31, 2022 relative to the corresponding periods of 2021, as well as the addition of new corporate personnel as the Company has implemented its expansion plans.

For the three and twelve months ended October 31, 2021, cash flows used in operating activities were approximately $8.0 million and $24.6 million, respectively, and were primarily driven by the growth and commercialization of Li-Cycle’s operations, which included adding employees, production costs from the ramp-up phase at the New York Spoke, R&D expenses, and consulting costs relating to the development of the Rochester Hub.

Cash Flows Used in Investing Activities

For the three and twelve months ended October 31, 2022, cash flows used in investing activities were primarily driven by the capital investment in the Rochester Hub and acquisition of equipment, construction materials and leasehold improvements for the Arizona Spoke, the Alabama Spoke and the Rochester Hub. Cash flows used in investing activities in the prior year were for similar activities at a lesser scale.

Cash Flows from Financing Activities

Cash flows from financing activities in the three months ended October 31, 2022 were primarily related to lease repayments, whereas in the three months ended October 31, 2021, Li-Cycle received net proceeds of $525.3 million from the Business Combination with Peridot and $98.4 million from the issuance of the initial KSP Convertible Note offset by $11.4 million of loan and promissory note repayments. The cash inflows in the twelve months ended October 31, 2022 related primarily to net proceeds of $198.7 million from the issuance of the Glencore Convertible Note and net proceeds of $49.7 million from the investment by LGC and LGES in the Company’s common shares, whereas in the twelve months ended October 31, 2021, in addition to the activities mentioned above, Li-Cycle received net proceeds of $21.6 million from a private placement of 281,138 Class A shares of Li-Cycle Corp in November 2020.

Debt Obligations

KSP Convertible Notes

On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, LLC, being a company within the Koch Investments Group) and issued a convertible note (the “Initial KSP Convertible Note”) in the principal amount of $100 million to Spring Creek Capital, LLC. The KSP Convertible Note will mature on September 29, 2026. Interest on the Initial KSP Convertible Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the Initial KSP Convertible Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments are based on an interest rate of LIBOR plus 6.0% per year. Under the terms of the Initial KSP Convertible Note, LIBOR has a floor of 1% and a cap of 2%. Once LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate (“SOFR”) and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published. The PIK election results in the issuance of a new note under the same terms as the Initial KSP Convertible Note, issued in lieu of interest payments with an issuance date on the applicable interest date. On May 1, 2022, Spring Creek Capital, LLC assigned the Initial KSP Convertible Note and the PIK note outstanding at that time to an affiliate, Wood River Capital, LLC. The Company has elected to pay interest on the Initial KSP Convertible Note by PIK since the first interest payment date of December 31, 2021. The Initial KSP Convertible Note and the PIK notes issued thereunder are referred to collectively as the “KSP Convertible Notes”, and as at October 31, 2022, comprised the following:

Note	Date Issued	Amount Issued
KSP Note	September 29, 2021	$100.0
PIK Note	December 31, 2021	1.8
PIK Note	June 30, 2022	4.1
Total		$105.9
Subsequent to the fiscal year end, on December 31, 2022, the Company elected to pay the accrued interest on the KSP Convertible Notes in kind by issuing an additional PIK note in the amount of $4.3 million under the same terms as the original KSP Convertible Notes, in lieu of cash payments.

The principal and accrued interest owing under the KSP Convertible Notes may be converted at any time by the holder into the Company’s common shares, at a per share price equal to $13.43 (the “Conversion Price”). If the closing price per share of the Company’s common shares on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, then the Company may elect to convert the principal and accrued interest owing under the KSP Convertible Notes, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”) into the Company’s common shares at the Conversion Price.

The Company may redeem the KSP Convertible Notes at any time by payment in cash of an amount equal to 130% of the principal amount of the KSP Convertible Notes and all accrued interest owing under the KSP Convertible Notes, plus the Make-Whole Amount.

Glencore Convertible Note

On May 31, 2022, the Company issued to Glencore a convertible note in the aggregate principal amount of $200.0 million (the “Glencore Convertible Note”), in a transaction exempt from registration under the Securities Act. The Glencore Convertible Note matures five years from the date of issuance and interest on the Glencore Convertible Note is payable on a semi-annual basis, either in cash or by PIK, at the Company’s option. The Glencore Convertible Note accrues interest from the date of issuance at the forward-looking term rate based on SOFR for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%.

The principal and accrued interest owing under the Glencore Convertible Note may be converted at any time by the holder into the Company’s common shares at a per share price equal to $9.95 (the “Conversion Price”), subject to adjustments. The Company may redeem the Glencore Convertible Note at any time by payment of an amount in cash equal to 100% of the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note. In connection with any optional redemption and provided that the holder of the Glencore Convertible Note has not elected to convert the Glencore Convertible Note into common shares following receipt of an optional redemption notice, the Company must issue warrants (the “Glencore Warrants”) to the holder of the Glencore Convertible Note on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Convertible Note, a number of common shares equal to the principal amount of the Glencore Convertible Note being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Glencore Warrants will be equal to the Conversion Price as of the optional redemption date.

Subsequent to year end, on November 30, 2022, the Company elected to pay the accrued interest on the Glencore Convertible Note in kind by issuing a PIK note in the amount of $8.1 million under the same terms as the original Glencore Convertible Note, in lieu of cash payments.

The obligations of the Company to make any payment on account of the principal of and interest on the Initial KSP Convertible Note and the Glencore Convertible Note are subordinate and junior in right of payment and upon liquidation to the Company’s obligations to the holders of all current and future senior indebtedness of the Company.

Contractual Obligations and Commitments
The following table summarizes Li-Cycle’s contractual obligations and other commitments for cash expenditures as of October 31, 2022, and the years in which these obligations are due:

$ millions, undiscounted	Payment due by period
Contractual Obligations	Total	Less than	1 - 3 years	3 - 5 years	More than
		1 year			5 years
Accounts payable and accrued liabilities	$47.5	$47.5	$—	$—	$—
Lease liabilities	76.6	8.0	14.3	13.0	41.3
Restoration provisions	0.4	—	0.2	—	0.2
Convertible debt principal	300.0	—	—	300.0	—
Convertible debt interest	146.1	—	—	146.1	—
Total as of October 31, 2022	$570.6	$55.5	$14.5	$459.1	$41.5

As of October 31, 2022, there were $9.2 million in committed purchase orders or agreements for equipment and services, compared to $6.9 million as of October 31, 2021.

Li-Cycle expects to enter into premises leases for additional Spokes and Hubs in the twelve months following October 31, 2022.

Quantitative and Qualitative Disclosures About Market Risk
Li-Cycle is exposed to various risks in relation to financial instruments. The main types of risks are currency risk and interest rate risk. While Li-Cycle may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Li-Cycle does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Currency Risk

The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, while its operations also require Canadian dollars, Euros, Swiss Francs and certain other currencies, in addition to U.S. dollars. As at October 31, 2022, the impact of a 5% change in these respective currencies versus the U.S. dollar, would result in an immaterial impact.

Interest Rate Risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt in the form of convertible debt that includes an interest rate floor and cap.

Credit, liquidity, and market risks

Credit risks associated with cash are minimal as the Company deposits the majority of its cash with large Canadian and U.S. financial institutions. The Company’s credit risks associated with receivables are managed and exposure to potential loss is also assessed as minimal.

The Company's revenue and accounts receivable primarily come from two key customers under long-term contracts. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer’s financial health prior to engaging in business.

Management has established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.

The Company is exposed to commodity price movements for the inventory it holds and the products it produces. Commodity price risk management activities are currently limited to monitoring market prices. The Company’s revenues are sensitive to the market prices of the constituent payable metals contained its products, notably cobalt and nickel.

The following table sets out the Company's exposure, as of October 31, 2022 and October 31, 2021, in relation to the impact of movements in the cobalt and nickel price for the provisionally invoiced sales volume:

	Cobalt		Nickel
	2022	2021	2022	2021
Metric tonnes subject to fair value pricing adjustments	4,202	1,728	4,202	1,728
10% increase in prices	$1.1	$0.3	$1.0	$0.4
10% decrease in prices	$(1.1)	$(0.3)	$(1.0)	$(0.4)

The following table sets out the period end commodity prices for cobalt and nickel as at October 31, 2022 and 2021:

	Market price per tonne
As at October 31,	2022	2021
Cobalt	$53,462	$60,407
Nickel	21,710	19,300

Key Factors Affecting Li-Cycle’s Performance

The Company believes that its performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle, but also pose significant risks and challenges, including those discussed below and in the section of the Annual Report entitled “Item 3. Key Information—D. Risk Factors.”

Availability of Lithium-Ion Battery Materials for Recycling

Li-Cycle is reliant on obtaining lithium-ion batteries and battery manufacturing scrap for recycling at its Spokes through its contracts with third-party suppliers. The Company maintains commercial contracts with leaders in the EV and LIB ecosystem, including battery manufacturers and automotive original equipment manufacturers, as well as energy storage, consumer electronics and transportation companies. Li-Cycle currently has over 150 suppliers of end-of-life lithium-ion batteries and battery manufacturing scrap and expects to attract new suppliers by differentiating itself based on the sustainability of its process and the robustness of its technology, which in turn will enable Li-Cycle to offer competitive terms to suppliers.

Li-Cycle expects its supply pipeline to grow as suppliers increase volumes of batteries and manufacturing scrap available for recycling due to the continuing trend toward EVs, and as Li-Cycle continues to source additional supplier relationships. The Company's commercial agreements with Glencore also provide for the procurement of battery material for its Spoke facilities, providing access to an additional source of supply to supplement the volumes it is independently sourcing. There can be no assurance that Li-Cycle will attract new suppliers or expand its supply pipeline from existing suppliers, and any decline in supply volume from existing suppliers or an inability to source new supplier relationships could have a negative impact on Li-Cycle’s results of operations and financial condition.

Customer Demand for Recycled Materials

Li-Cycle currently recognizes revenue from, among other things, sales of two intermediate products produced at Li-Cycle’s Spokes: Black Mass & Equivalents and shredded metal. After the Rochester Hub becomes operational, and Li-Cycle starts processing black mass internally, Li-Cycle expects to recognize revenue from the sale of end products, including nickel sulphate, cobalt sulphate and lithium carbonate. The demand for Li-Cycle’s recycling services and products is driven in part by projected increases in the demand for EVs (including automobiles, e-bikes, scooters, buses and trucks) and other energy storage systems. A decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies could reduce the demand for Li-Cycle’s recycling services and products.

Li-Cycle relies on a limited number of customers from whom it generates most of its revenue. Li-Cycle has entered into two agreements with Traxys North America LLC (“Traxys”) covering the off-take of black mass from its Spokes in North America and certain specialty products from the Rochester Hub. Refer to the section titled “Item 4. Information on the Company—B. Business Overview —our Broad and Diversified Intake and Off-Take Commercial Contracts” in the Annual Report. Li-Cycle has also entered into additional off-take agreements with Glencore, covering substantially all of its other Spoke and Hub products. If the Company's off-take partners are unwilling or unable to fulfil their contractual obligations to the Company, if either party fails to perform under the relevant contract, or if these off-take partners otherwise terminate these agreements prior to their expiration, the Company's business could suffer and Li-Cycle may not be able to find other off-take partners on similar or more favorable terms, which could have a material adverse effect on its business, results of operations and financial condition.

Fluctuations in Commodity Prices

The prices that Li-Cycle pays for battery feedstock for its Spokes, and the revenue that Li-Cycle currently recognizes from the sale of Black Mass & Equivalents and shredded metal produced at Li-Cycle’s Spokes, are impacted by the commodity prices for the metals contained in those battery feedstocks or products, notably nickel, cobalt and copper. As a result, fluctuations in the prices of these commodities will affect Li-Cycle’s costs and revenues. After the Rochester Hub becomes operational, and Li-Cycle starts processing black mass internally, Li-Cycle expects to recognize revenue from the sale of end products, including lithium carbonate, nickel sulphate and cobalt sulphate. The amount of revenue that Li-Cycle will recognize from the sale of these end products will also be impacted by the commodity prices for the metals contained in these end products, notably lithium, nickel, and cobalt. While Li-Cycle’s costs and revenues may vary with commodity prices and specialty product prices, the Company believes the wide range of end products that Li-Cycle expects to produce will result in a diversification effect that will provide it with a natural hedge against significant variations in the commodity pricing related to a single product.

Ability to Build Out Additional Facilities

Li-Cycle’s continued growth is dependent on its ability to scale the business as currently planned, and build out additional facilities in North America and internationally. Li-Cycle has a market-leading position in North America through its operational Spokes in Kingston, Ontario, Rochester, New York, Gilbert, Arizona and Tuscaloosa, Alabama. Li-Cycle is also advancing the construction of its first commercial Hub, in Rochester, New York. Li-Cycle has also announced its first European Spokes, in Germany and Norway, and is evaluating additional opportunities to scale its operations with a range of potential partners and expansion opportunities that may include acquisitions, joint ventures or other commercial arrangements in North America, Europe, and Asia Pacific.

The development of Li-Cycle’s Rochester Hub, its Spoke network and other future projects is subject to risks, including engineering, permitting, procurement, construction, commissioning and ramp-up, and Li-Cycle cannot guarantee that these projects will be completed within expected timeframes or at all, that costs will not be significantly higher than estimated, that it will have sufficient capital to cover any increased costs or that the completed projects will meet expectations with respect to their production rates, unit costs or specifications of their end products, among others. While the expansion of Li-Cycle’s business in international markets, including the construction and operation of the Germany Spoke and the Norway Spoke, is an important element of its strategy, but it also involves exposure to risks inherent in doing business globally, which could delay or otherwise adversely affect the Company’s expansion plans.

Global Supply Chain

The COVID-19 pandemic and geopolitical events, including Russia’s invasion of Ukraine, have resulted in significant disruptions in the global supply chain. Shortages, price increases and/or delays in shipments of supplies, equipment and raw materials have occurred and may continue to occur in the future which may result in operational or construction slowdowns. Such disruptions to the global supply chain may have a material adverse effect on Li-Cycle’s operations, development and construction activities and financial condition.

Research and Development

Li-Cycle continues to conduct R&D centered on various aspects of its business. R&D work is ongoing in support of its Spoke operations and its Rochester Hub project and is specifically focused on continuous optimization of operating parameters and preparation for operations. Li-Cycle also continues to develop and evaluate new concepts with an eye to the future, including solid-state battery processing and other technologies and concepts related to its Spoke & Hub Technologies™.

Related Party Transactions

For information about Li-Cycle’s related party transactions refer to Note 10 in the accompanying consolidated financial statements of Li-Cycle for the year ended October 31, 2022 and the section of the Annual Report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Outstanding Share Data
As of January 31, 2023, and including the results of the redemption of outstanding warrants to purchase common shares of the Company, Li-Cycle had the following issued and outstanding common shares, and common shares issuable upon conversion of convertible debt, exercise of stock options and settlement of restricted share units:

Number of common shares outstanding or issuable upon conversion or exercise
Common shares outstanding	176,254,266
Convertible debt	29,922,783
Stock options	5,398,859
Restricted share units	3,850,190
Total	215,426,098

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Three months ended
	October 31,		July 31,		April 30,		January 31,
$ millions, except per share data	2022	2021	2022¹	2021	2022	2021	2022	2021
Revenues	$3.0	$4.4	$(2.0)	$1.7	$8.6	$0.2	$3.8	$1.0
Net profit (loss)	(33.9)	(204.9)	(27.5)	(7.0)	(20.8)	(7.9)	28.5	(6.8)
Net profit (loss) attributable to:
Shareholders of Li-Cycle Holdings Corp.	(33.9)	(204.9)	(27.6)	(7.0)	(20.6)	(7.9)	28.5	(6.8)
Non-controlling interest	—	—	(0.1)	—	—	—	—	—
Earnings (loss) per share, basic and diluted	$(0.19)	$(1.31)	$(0.16)	$(0.07)	$(0.12)	$(0.08)	$0.17	$(0.07)
¹ The decrease in cobalt and nickel prices over the three months ended July 31, 2022 has resulted in fair value adjustment losses which exceed the new product sales revenue recognized in the period.

Li-Cycle became a reporting issuer for the purposes of Ontario securities laws on August 10, 2021. Over the last eight quarters, the Company's results were primarily impacted by the continued development, construction and commissioning of its Spoke network; the development and construction of the Rochester Hub; and costs and expenses incurred in connection with its growth plan, including personnel and facilities costs and legal, audit and tax advisory services in support of the Company’s growth plans as a public company. The results were also impacted by costs and expenses incurred in connection with the completion of the Business Combination in August 2021, including excess of fair value over consideration transferred of $152.7 million in the three months ended October 31, 2021, and by fair value gain (loss) on financial instruments relating to warrants and convertible debt.

2021 Results of Operations
Comparison of the year ended 2021 and 2020

	Year Ended October 31,
	October 31,
	2021	2020	Change
Financial highlights
Revenues	$7.3	$0.8	$6.5
Operating expenses	39.2	10.0	29.2
Other income (expense)	(194.7)	(0.2)	(194.5)
Net loss	(226.6)	(9.4)	(217.2)
Comprehensive loss	(226.6)	(9.6)	(217.0)
Loss per common share - basic and diluted	$(2.06)	$(0.11)	$(1.95)

Cash
Cash balance	$596.9	$0.7	$596.2
Cash flows used in operating activities	(24.6)	(7.4)	(17.2)
Cash flows used in investing activities	(21.4)	(5.1)	(16.3)
Cash flows from financing activities	642.2	9.4	632.8

Revenue
For the twelve months ended October 31, 2021, Li-Cycle’s revenues increased by $6.5 million, when compared to 2020. The revenue growth was mainly attributable to increases in product sales primarily as a result of the New York Spoke ramping up to process meaningful quantities of Black Mass & Equivalents, with production reaching

1,880 tonnes of BM&E in the twelve months ended October 31, 2021, as compared to 226 tonnes of BM&E produced in 2020.

Operating expenses

For the twelve months ended October 31, 2021, operating expenses increased by $29.2 million compared to 2020, as Li-Cycle ramped up its operations in North America. The main drivers of the increases compared to 2021 were personnel costs ($13.6 million), professional fees ($4.7 million), raw materials and supplies ($2.8 million), and office, administrative and travel ($2.6 million).The increase in personnel costs reflected the ramp up of operations of the Ontario Spoke and New York Spoke as well as the addition of corporate team members as Li-Cycle ramped up its expansion plans. The level of professional fees was commensurate with requisite legal, audit and tax advisory services in support of Company’s growth plans as a public company. The increase in raw materials and supplies was mainly a result of increased inventory production during the ramp-up phase of the Ontario Spoke and New York Spoke operations. Office and administrative expenses increased mainly as a result of higher insurance premiums associated with being a public company.

Other income (expenses)

Other expenses increased by $194.5 million in the twelve months ended October 31, 2021 compared to 2021. The main drivers of the increase were losses due to excess of fair value over consideration transferred ($152.7 million) and fair value losses on financial instruments ($38.2 million). The increase in fair value over consideration transferred of $152.7 million relates to the completion of the Business Combination in the last fiscal quarter of 2021. The increase in fair value loss was primarily driven by fair value revaluations of the conversion feature of the initial KSP Convertible Note and fair value revaluations of the Company’s warrants.

Net loss

Net loss was $226.6 million in the twelve months ended October 31, 2021, compared to $9.4 million in 2020. Net loss was driven by the factors discussed above. Adjusted EBITDA loss excludes the one-time Business Combination loss and other fair value losses and was $26.2 million in the twelve months ended October 31, 2021, compared to $7.7 million in 2020. This was largely driven by higher staffing and network development costs related to the growth and expansion of the business, as discussed above. A reconciliation of Adjusted EBITDA to Net loss is provided in the Non-IFRS Measures Section below.

Cash and cash equivalents

Cash and cash equivalents were $596.9 million as at October 31, 2021 compared to $0.7 million as at October 31, 2020. The Company raised net proceeds of $525.3 million from the Business Combination with Peridot, $98.4 million from the issuance of convertible note to Spring Creek Capital, and net proceeds of $21.6 million from a private placement of 281,138 Class A shares of Li-Cycle Corp in November 2020, offset by repayment of $4.4 million of loan in full to BDC Capital Inc and repayment of $7.0 million of Promissory Notes in full to entities affiliated with the Chief Executive Officer and the Executive Chair of Li-Cycle. The period over period increases in cash flows used in operating activities were primarily the result of an increase in operating expenses in 2021 compared to 2020, partially offset by cash receipts from increased sales. The increase in cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Arizona Spoke, New York Spoke and the Rochester Hub.

Off-Balance Sheet Arrangements
During the periods presented, Li-Cycle did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Significant Accounting Policies and Critical Estimates
Li-Cycle’s consolidated annual financial statements have been prepared in conformity with IFRS using the significant accounting policies and measurement bases in effect at October 31, 2022, as summarized in Note 2 of the accompanying financial statements of Li-Cycle for the twelve months ended October 31, 2022, which were used throughout all periods presented in the consolidated financial statements, with any applicable changes in Note 2 of the accompanying financial statements of Li-Cycle for the twelve months ended October 31, 2022.

Revenue

The Company’s principal activities generate revenues from the operation of LIB recycling plants. The Company uses the following five step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company recognizes revenue from the following major sources:
•Services for recycling lithium-ion batteries which includes coordination of logistics and destruction of batteries; and
•Sale of products which includes Black Mass & Equivalents and shredded metal.

Revenue is measured based on the consideration to which the Company expects to be entitled under a contract with a customer. The Company recognizes revenue when it transfers control of a product or service to a customer. There are no significant financing components associated with the Company’s payment terms.

For sale of products, revenue is recognized when control of the goods has transferred, typically when the goods have been transferred to the customer. A receivable is recognized by the Company when the goods are transferred to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements, which is based on the initial assay results and market prices of certain constituent metals on the date control is transferred to the customer. The final consideration for BM&E and shredded metal sales is based on the mathematical product of: (i) market prices of certain constituent metals at the date of settlement, (ii) product weight, and (iii) final assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivable are measured using provisional prices for the constituent metals on initial recognition and any unsettled sales are remeasured at the end of each reporting period using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to product revenue and the related accounts receivable.

Recycling service revenue is recognized at a point in time upon completion of the services. The price for services are separately identifiable within each contract. A receivable is recognized by the Company when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due.

The Company has elected to use the practical expedient for financing components related to its sales contracts. The Company does not recognize interest expense on contracts for which the period between receipt of customer payments and sale to the customer is one year or less.

Convertible debt instruments

The components of convertible debt instruments issued by the Company are recorded as financial liabilities, in accordance with the substance of the contractual arrangements and the definitions of a financial liability. The debt element of the instruments is classified as a liability and recorded as the present value of the Company’s obligation to make future interest payments in cash and settle the redemption value of the instrument in cash. The carrying value of the debt element is accreted to the original face value of the instruments, over their life, using the effective interest method. If the conversion option is classified as a liability and requires bifurcation, it is bifurcated as an embedded derivative unless the Company elects to apply the fair value option to the convertible debt. The embedded derivative liability is initially recognized at fair value and classified as derivatives in the statement of financial position. Changes in the fair value of the embedded derivative liability are subsequently accounted for directly through the income statement.

Accounting Treatment of the Business Combination

The Business Combination has been accounted for as a reverse acquisition in accordance with IFRS. Under this method of accounting, Li-Cycle Holdings Corp. (as the continuing entity after the Amalgamation of Old Li-Cycle Holdings and Peridot) is treated as the “acquired” company for accounting purposes. As Peridot Acquisition Corp. does not meet the definition of a business as defined in IFRS 3 — Business Combinations (“IFRS 3”), the acquisition, net assets of Li-Cycle Holdings Corp. were stated at historical cost, with no goodwill or other intangible assets recorded.

Li-Cycle has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an equivalent to an acquisition of Peridot accompanied by a recapitalization.

•Li-Cycle’s shareholders prior to the Business Combination have the greatest voting interest in the combined entity relative to other shareholders (including following the redemptions discussed under “—Liquidity and Capital Resources — Sources of Liquidity”);
•the largest individual minority shareholder of the combined entity is an existing shareholder of Li-Cycle;
•the Company’s senior management is the senior management of Li-Cycle;
•Li-Cycle is the larger entity based on historical total assets and revenues; and
•Li-Cycle’s operations comprise the ongoing operations of the Company.

Upon consummation of the Business Combination and the closing of the PIPE Financing, the most significant change in Li-Cycle’s financial position and results of operations was an increase in cash and cash equivalents (as compared to Li-Cycle’s balance sheet at July 31, 2021) of $581.9 million, including $315.5 million in gross proceeds from the PIPE Financing. Total direct and incremental transaction costs of Peridot and Li-Cycle were $29.6 million and $27.0 million, respectively. Li-Cycle’s transaction costs were treated as a reduction of the cash proceeds and deducted from Li-Cycle Holdings Corp.’s additional paid-in capital.

As a consequence result of the Business Combination, Li-Cycle Holdings Corp. became the successor to an SEC-registered and NYSE-listed company, which has required Li-Cycle to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Li-Cycle expects to continue to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Recently Issued Accounting Standards Not Yet Adopted

From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the IASB. Unless otherwise discussed, and as further highlighted in Note 2 to the fiscal October 31, 2022 consolidated annual financial statements of Li-Cycle for the twelve months ended October 31, 2022 and 2021, Li-Cycle is in the process of assessing the impact of recently issued standards or amendments to existing standards that are not yet effective.

Disclosure Controls and Procedures

Li-Cycle's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and

15d-15(e) under the Exchange Act and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings) as of the end of the period covered by this annual report. Based on such evaluation, its Chief Executive Officer and Chief Financial Officer have concluded that as of October 31, 2022, its disclosure controls and procedures were not effective, due to the material weaknesses in the Company's internal control over financial reporting described below.

Internal Control Over Financial Reporting

Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”) as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Prior to August 10, 2021, Li-Cycle was a private company and addressed internal control over financial reporting with internal accounting and financial reporting personnel and other resources. In the course of preparing for the Business Combination, Li-Cycle identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim condensed consolidated interim financial statements may not be prevented or detected on a timely basis.

As of October 31, 2022, management assessed the effectiveness of the Company’s ICFR based on the criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based on this assessment, management identified the following material weaknesses as of October 31, 2022:

•an ineffective control environment, resulting from an insufficient number of experienced personnel with the appropriate technical training to allow for a detailed review of transactions that would identify errors in a timely manner;
•an ineffective risk assessment process to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting, resulting from the insufficient number of experienced personnel described above;
•an ineffective information and communication process to ensure the relevance, timeliness and quality of information used in control activities, resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities; and (ii) ineffective general IT controls and controls over information from a service organization;
•an ineffective monitoring process, resulting from the evaluation and communication of internal control deficiencies not being performed in a timely manner; and,
•ineffective control activities related to the design, implementation and operation of process level controls and financial statement close controls, as a consequence of the above, which had a pervasive impact on the Company's internal control over financial reporting.

As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of October 31, 2022, based on the COSO 2013 Framework described above. These material weaknesses create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

KPMG LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company’s internal control over financial reporting for the year ended October 31, 2022, which report expresses an adverse opinion on the effectiveness of internal control over financial reporting.

Plan for Remediation of Material Weaknesses

We have taken steps to address these material weaknesses and expect to continue to implement the remediation plan, which we believe will address the underlying causes. We have engaged external advisors with subject matter expertise and additional resources to provide assistance with all elements of the internal control over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of control deficiencies; and evaluation of the design and operational effectiveness of the Company's internal controls. Li-Cycle also expects to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. The Company continues to monitor the longer-term resource needs of its various financial functions, as the Company grows its capability, capacity, and competency. Li-Cycle has made some improvements to its various IT platforms, including our enterprise resource planning (“ERP”) system, and work on further upgrades is ongoing with the intent to further improve and enhance system functionality. Although Li-Cycle has strengthened its controls in these areas, the Company will not be able to conclude that it has remediated the material weaknesses until all relevant controls are fully implemented and have operated effectively for a sufficient period of time. The Company will continue to provide updates as we progress through the remediation plan.

Changes in internal control over financial reporting

Except for the steps taken to address the material weaknesses in the Company’s ICFR as described in “Item 15B. Management’s Report on Internal Control over Financial Reporting — Plan for Remediation of Material Weakness”, no changes in the Company's ICFR occurred during the three months and year ended October 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR.

Non-IFRS Measures
The Company uses the non-IFRS measure of Adjusted EBITDA. Management believes that this non-IFRS measures provides useful information to investors in measuring the financial performance of the Company and is provided as additional information to complement IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. These measures do not have a standardized meaning prescribed by IFRS and the term therefore may not be comparable to similarly titled measures presented by other publicly traded companies and should not be construed as an alternative to other financial measures determined in accordance with IFRS. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS.

Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery) adjusted for items that are not considered representative of ongoing operational activities of the business and items where the economic impact of the transactions will be reflected in earnings in future periods. These adjustment items include fair value (gain) loss on financial instruments and non-recurring expenses such as forfeited Special Purpose Acquisition Company (“SPAC”) transaction cost. Foreign exchange (gain) loss is excluded from the calculation of adjusted EBITDA. The following table provides a reconciliation of net profit (loss) to Adjusted EBITDA loss.

	Three months ended		Twelve months ended
	October 31,		October 31,
$ millions	2022	2021	2022	2021	2020
Net profit (loss)	$(33.9)	$(204.9)	$(53.7)	$(226.6)	$(9.4)
Income Tax	—	—	—	—	—
Depreciation	3.3	1.1	10.1	2.9	1.1
Interest expense	7.6	2.1	17.4	3.0	0.5
Interest income	(4.4)	(0.1)	(7.0)	(0.1)	—
EBITDA (loss)	(27.4)	(201.8)	(33.2)	(220.8)	(7.8)
Fair value (gain) loss on financial instruments¹	(5.2)	35.8	(67.5)	38.3	0.1
Excess of fair value over consideration transferred²	—	152.7	—	152.7	—
Forfeited SPAC transaction cost	—	—	—	2.0	—
Share-based compensation³	—	1.6	—	1.6	—
Adjusted EBITDA (loss)	$(32.6)	$(11.7)	$(100.7)	$(26.2)	$(7.7)

¹ Fair value gain on financial instruments relates to warrants, which were redeemed and no longer outstanding as of January 31, 2022, and convertible debt.
² Excess of fair value over consideration transferred relates to listing fees associated with the Business Combination.
³ Share-based compensation relates to accelerated vesting of existing stock options upon completion of the Business Combination.
Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this MD&A may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this MD&A include but are not limited to statements about: the expectation that growing megafactory investments in North America and globally will drive significant increases in the Company’s total addressable market; the Company’s expected addition of key commercial contracts underpinning its investments in both North America and Europe; the Company’s intention to pursue potential debt financing options from both traditional and government sources in support of future growth; expected settlement dates for the metric tonnes of BM&E subject to fair value price adjustments by quarter for the last twelve months; the Company’s plan to gradually shift to a strategy of retaining BM&E production for future internal use as feedstock at the Rochester Hub; the expectation that the Rochester Hub will be the first hydrometallurgical battery resource recovery facility in North America; the timing of expected commencement of commissioning of the Rochester Hub, its input and output capacity, its total capital cost and the expected size of its workforce; the expected timing and capital investment requirements for the Company’s Spokes in development and the expected main line processing capacity and ancillary processing capacity of the Germany, Norway, and expanded Ontario Spokes; the Company’s expectation to increase the total main line processing capacity and ancillary processing capacity at its Spokes to just over 80,000 tonnes LIB material input/year in 2023; and the Company’s expectation that it will need to secure additional equity and debt financing to fund its growth strategy and its intention to meet its currently anticipated capital requirements through cash on hand, cash flow from operations, and additional ongoing fundraising activities. These statements are based on various assumptions, whether or not identified in this communication, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and which may cause actual results to differ materially from the forward-looking information. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled "Item 3D. Risk Factors" and “Item 5. Operating and Financial Review and Prospects - Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada and elsewhere in this MD&A.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this MD&A.